SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 21, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on November 21, 2017.

Buenos Aires, November 21st, 2017

Securities and Exchange Commission

Present

Ref.: Relevant Event

Of our consideration:

We inform you that, at today’s meeting, the Board of Directors of Banco Macro has considered and decided to approve the leave of absence requested by Mr. Jorge Horacio Brito as Director and Chairman of Banco Macro S.A., pursuant to the terms in which said request was communicated through a Relevant Event (“Hecho Relevante”) dated Friday 17th. Mr. Delfín Jorge Ezequiel Carballo, in his capacity as Vice-Chairman of the Board of Directors, shall chair the Board of Directors until the next General Shareholder’s Meeting.

At the same meeting, the Board of Directors was informed by the specific area of the Bank about the actions carried out in relation to companies and natural persons mentioned in the media as a result of an ongoing legal case. As from the report received, in the cases in which some of the aforementioned kept operations with the Bank between the years 2010 and 2012, the Bank has acted in compliance with the internal rules of procedures, the regulations governing the activity and rules regarding Anti Money Laundering Activities. With respect to the latter, timely and in compliance with the applicable regulations, the Bank conducted a Suspicious Activity Report (“Reporte de Operación Sospechosa”) in March 2012 and two following supplements, all related to operations from January to March 2012 for an amount of Ps.7,300,000. The actions carried out by the Bank in this connection have not been subject to any observations or comment neither by the supervisory agencies nor by any judicial authority.

Sincerely yours

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 21, 2017

MACRO BANK INC.

By:	/s/	Jorge Francisco Scarinci
Name:		Jorge Francisco Scarinci
Title:		Chief Financial Officer